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                                                                Exhibit 99(a)(9)


                         MINOLTA COMMENCES TENDER OFFER
                                 FOR QMS SHARES

Osaka, Japan, June 14, 1999 -- Minolta Co., Ltd. (Tokyo Stock Exchange: 7753) announced today that Minolta Investments Company, its wholly-owned subsidiary, has commenced a cash tender offer to purchase 5,440,000 shares of common stock of QMS, Inc. (NYSE:AQM) at a price of $6.25 per share, net to the seller in cash, without interest thereon.

The offer is being made pursuant to the previously announced stock purchase agreement among Minolta, Co., Ltd., Minolta Investments Company and QMS, and is conditioned upon, among other things, the tender of at least 5,440,000 shares of common stock. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on July 12, 1999, unless the offer is extended. Innisfree M & A Incorporated is acting as the Information Agent in connection with the offer.

If more than 5,440,000 shares are tendered in the offer, Minolta Co., Ltd. will accept for payment and pay for 5,440,000 shares, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) according to the number of shares properly tendered by each stockholder at or prior to the expiration of the offer and not withdrawn.

Minolta Co., Ltd., with sales of approximately $4.2 billion, is a leading manufacturer of cameras, business equipment, radiometric instruments and planetariums.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which is being mailed to stockholders today. Additional copies of such documents can be obtained by contacting Innisfree M & A Incorporated, the Information Agent, at (888) 750-5834.



CONTACT:          Dan Gallagher
                  Director of Communications
                  Minolta Corporation
                  (201) 934-5371